Exhibit 3.1

Bylaw Amendments

Pursuant to the Action by Majority Written Consent of the Stockholders of Invacare Holdings Corporation (the “Company”), dated February 13, 2024, the following amendments to the Company’s Amended and Restated Bylaws (the “Bylaws”) were approved effective as of February 13, 2024:

    Section 3.7 of the Bylaws was deleted in its entirety and replaced with the following:

“Section 3.7    Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board or the Chief Executive Officer, the Chief Financial Officer, two or more directors, or the General Counsel of the Corporation, and upon the written request of any of the foregoing entitled to call a meeting, shall be called by the Secretary of the Corporation. Notice specifying the time and place of special meetings shall be given to each director no later than 8:00 p.m. eastern time (New York time), on the calendar day before the date of the meeting, either personally or by telephone or electronic transmission, or at least three days if the notice is given by mail.”

    Section 3.13 of the Bylaws was deleted in its entirety and replaced with the following:

“Section 3.13    Compensation. Subject to the following sentence, each nonexecutive member of the Board of Directors shall be entitled to reasonable compensation, and each member of the Board of Directors shall be entitled to reimbursement of reasonable third party out-of-pocket expenses (including travel and lodging expenses) incurred by him or her in connection with services to the Corporation in any capacity, including attending meetings of the Board of Directors or participation on any committees thereof, in each case subject to the Corporation’s policies and procedures with respect thereto (including the requirement of reasonable documentation thereof). The Board of Directors shall have authority to fix the compensation paid to directors for attendance at regular or special meetings of the Board of Directors, any committee thereof or for any other services to the Corporation; provided, however, that nothing contained in these Bylaws shall be construed to preclude any director from serving the Corporation in any other capacity or receiving compensation therefor (provided, that such compensation is approved by the Board of Directors).”